Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 9 DATED NOVEMBER 9, 2011
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 2 dated April 27, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 7, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated October 4, 2011, supplement no. 7 dated October 21, 2011 and supplement no. 8 dated November 9, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	a change to our distribution policy; and

•	an update to our risk factors.
Distributions
In connection with the changes to our distribution policy announced on October 21, 2011, we currently expect to approve a distribution in the amount of $0.30 per share of common stock, or 3.0% of the initial public offering price of $10.00 per share of common stock, upon the closing of one or more real estate financings related to our investments. Such distribution would be funded with the proceeds from such financings. We anticipate such financings would close in the next few weeks, although there can be no assurance as the timing of the financing or our ability to ultimately close the financing and as such, there can be no assurance to the timing or amount of this or any future distributions.
We would make this distribution because our board of directors and our management believes, based on research and analyses performed in consultation with our advisor, that assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which are difficult to value. Moreover, subsequent events could adversely affect the values of the assets. We have not sold or marketed any of these assets, thus we have not yet realized any gain on these investments or received any offers on them. For the foregoing reasons, we can provide no assurance that we could realize any appreciation upon an actual sale of any of our assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.
Under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets, we may use the proceeds from real estate financings to fund distributions to our stockholders. With respect to the non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property's management, ownership and future. We also generally have significantly more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect our board of directors to declare distributions on a set monthly or quarterly basis. Rather, our board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

Risk Factor
The following risk factor supplements the risk factors appearing in the prospectus.
If we are incorrect in our assessment of asset appreciation that is used to justify a cash distribution, the return for later investors purchasing our stock will be lower than the return for earlier investors.
We do not currently intend to change our $10.00 per share public offering price. However, under our distribution policy, to the extent that we believe assets in our portfolio have appreciated in value after acquisition or subsequent to the time we have taken control of the assets via foreclosure or deed-in-lieu proceedings, we may use the proceeds from real estate financings to fund distributions to our stockholders. Therefore, investors who purchase our shares early in this offering, as compared with later investors, may receive more distributions for the same cash investment as a result of any distributions that are made based on our assessment of asset appreciation. Furthermore, if we are incorrect in our assessment of asset appreciation that is used to justify a cash distribution, the return for later investors purchasing our stock will be further reduced relative to the return for earlier investors.
In the next few weeks, we expect to announce a distribution because of our belief that assets in our portfolio appreciated in value after acquisition or subsequent to the time we have taken control of the assets. Investors are cautioned, however, that all of our assets are currently non-stabilized assets, which are difficult to value. Moreover, subsequent events could adversely affect the values of the assets. We have not sold or marketed any of these assets, thus we have not yet realized any gain on these investments or received any offers on them. For the foregoing reasons, we can provide no assurance that we could realize any appreciation upon an actual sale of any of our assets. The values of our assets at any given time will depend upon various factors, including market, economic and industry conditions, the characteristics of the investment being sold and the related leases, the availability of buyers and financing, the time period in which the investment is sought to be sold and required approvals.

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